Exhibit 99.1

        CONTACT: Nelson F. Isabel
Vice President, Investor Relations &
Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL CALLS FOR REDEMPTION
ALL OUTSTANDING SENIOR SUBORDINATED NOTES DUE 2010

Redemption Eliminates All -Long-Term Debt, Effective April 1, 2007

TORONTO, Canada, February 28, 2007 — Biovail Corporation (NYSE/TSX: BVF) today announced that it has called for redemption all of its outstanding 7 7/8% Senior Subordinated Notes issued in 2002 and due April 1, 2010 (CUSIP No. 09067JAB5). The Notes will be redeemed at a redemption price of 101.969% of the principal amount thereof, plus accrued interest, up to the redemption date of April 1, 2007.

Copies of the Notice of Redemption and additional information related to the procedures for redemption will be available to U.S. holders from Computershare Trust Company, Inc. (350 Indiana Street, Suite 800, Golden, CO, 80401), and to Canadian holders from Computershare Trust Company of Canada (100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1).

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000, or send inquiries to ir@biovail.com.